Filed by: Texas Capital Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Texas Capital Bancshares, Inc. (Commission File No.: 001-34657)
Date: December 9, 2019

The following is a video transcript of a message delivered by C. Keith Cargill, President and CEO of Texas Capital Bancshares, Inc., to employees of Texas Capital Bancshares, Inc. on December 9, 2019.

•	Hello and welcome!

•	As I’m sure you’ve seen by now, we just announced that we have entered into a definitive agreement to combine in a true merger of equals with Independent Financial.

•	Together we will become the premier super regional bank that is based in Texas with a meaningful presence in Colorado and that serves premier clients coast to coast.

•	I’m sure many of you are familiar with Independent Financial since they are headquartered in McKinney, Texas.

•	In fact, I know that many of us pass an Independent Financial location every day on our way into work.

•	But before I give you more details about what a great opportunity this partnership with Independent Financial is for Texas Capital, let’s first talk about how we got here.

•	Let me start by saying what a privilege it has been to work with this team over the last 21 years.

•	As one of the founders of this great organization, I could not be more proud of all that we have accomplished together.

•	Through the years, all of our colleagues have been encouraged to act as leaders, as a powerful, united force that constantly looks forward.

•	We have worked together with arms locked and demonstrated our collective strength by building Texas Capital from the ground up.

•	We are now one the most premier, successful banks in America that caters to entrepreneurs, business owners, private wealth clients and other loyal individuals.

•	We have grown methodically and consistently through various market dynamics and cycles - and this is a testament to the incredible strength and depth of our team.

•	With that in mind, when an undeniably great opportunity to accelerate our trajectory comes along, we must capitalize upon it.

•	That’s how we arrived at a merger of equals with Independent Financial.

•
Like Texas Capital, Independent Financial is a founder-led organization with an unwavering entrepreneurial spirit and a deep commitment to its clients and communities - not to mention an authentically Texan history.

•	Naturally, I understand how you might be thinking that a transaction like this is uncharacteristic of our historical approach to growth.

•	But this combination is actually all about maintaining the central tenets of Texas Capital through a transformative, yet natural partnership with a like-minded institution in Independent Financial.

•	More recently, our leadership has been driven by the desire to deliver the bank of the future, and we have answered that call admirably.

•	Still, we are in a rapidly evolving industry where change is necessary to stay competitive.

•	And we always evaluate avenues that would allow us to scale our proven model, cultural identity and value creation potential to new heights.

•	Through our conversations with David Brooks, CEO of Independent Financial and their leadership team, we immediately recognized a mutual identity and a shared vision.

•	Independent Financial is not only relationship-driven, culturally-aligned, client-focused and founder-led, but also has lines of business that pair beautifully with ours.

•	We realized that we have not encountered such a complementary opportunity like this ever before, and together, I know we will seize the day.

•	We will now be locking arms with the right partner to solidify our combined position in Texas and Colorado while also enhancing our scale and capabilities to better serve clients on a national scale.

•	Yes, we will be bigger and yes our model will be changing.

•
And while our branch-lite model has demonstrated its advantages, we all know that our success over the last 21 years is attributable to our innovative culture and constant evolution to become the premier bank of the future.

•
Combining with Independent Financial is a singular opportunity to enhance our brand by converting approximately 60 locations to the Texas Capital Bank brand in Texas as well as offer the best of digital, creating the full-service financial institution we’ve always aspired to achieve.

•	Together, we will be able to accelerate our path to excellence, drive growth and increase our financial flexibility for continued strategic investments.

•	In short, this is the right move at the right time, and we will be a stronger partner and better able to deliver greater value to our clients, communities and shareholders.

•	Upon the close of the transaction, David Brooks will lead the combined company as Chairman and CEO.

•	I will serve as Special Advisor to the CEO for several years to come and assist the franchise in talent and client retention in addition to advising on key strategic initiatives.

•
David is a proven executive and founder with strong banking and operational expertise, in addition to successfully integrating numerous acquisitions. His track record has been stellar in retaining great talent and outstanding clients.

•	I along with the rest of our team, feel strongly that under his leadership, our company will be in great hands.

•	Let me also provide some additional context for this decision.

•	First and foremost, there were no egos involved. We structured this transaction to position the combined company for success.

•	Since serving as a founder of Texas Capital for the past 21 years, I have always been steadfast in my commitment to our colleagues and our clients.

•	It has been the privilege of a lifetime to be one of the founders of this company and serve as your CEO, alongside all of our exceptional people.

•
And while this decision was not taken lightly, it was taken knowing we found a partner in Independent Financial that shares our commitment to preserving both companies’ strong cultures of collaboration and deep client relationships.

•	David and I agree that operating as one company and one team on the day of the closing of the merger is a critical element in achieving our goals as a combined company.

•	And of course, I’ll still be very much around advising David on key initiatives, and cheering on all of you.

•	Now let me take a moment to talk about what this means for our colleagues.

•	Importantly, this combination is about solidifying our foundation and using that powerful base to scale a proven model more broadly.

•	We’re going to continue to build the premier bank of the future.

•
And for those of you who may have a different next chapter, I firmly believe that you will forever carry the values of trust, collaboration, excellence, integrity and being an entrepreneur and innovator with you into the future.

•	You all are the reason we got to this monumental announcement today, and having helped build Texas Capital is something that will always be a part of who you are.

•	To all of you, you are the best colleagues, collaborators and human beings I could have asked for to build this company alongside me.

•	I want you to know that I believe in you and am confident that you will make a positive difference in people’s lives in your future.

•	You are deeply respected by one another and me, and I am grateful for your hard work and dedication over the years.

•	You’ll be hearing more from the joint integration planning team, and many of you will be called upon to support the initiatives in various capacities.

•	Regardless of your role, I ask for your full dedication to Texas Capital’s success as it will help secure our position of strength with Independent Financial for decades to come.

•
And we’ve said when we’ve evolved in the past and as we embark on this next transformative chapter, we will develop the next generation of leaders at the bank by making investments in our people and refining our talent acquisition process and profile to ensure the bank remains a destination for top talent.

•	We also have exciting new initiatives underway, including Brightstar and our escrow vertical.

•	Those areas will continue to grow and evolve and I am counting on you to remain focused and energized so we can continue to provide the most premier client experience of any bank.

•	We all have yet another opportunity to step up and deliver.

•	While I know that you might have questions, please understand that today marks the first day of this journey.

•	Today and in the days ahead, you should still feel free to approach me or your leaders with any questions you might have.

•	However, there is a lot of work ahead of us and announcements like this carry significant legal and regulatory considerations.

•	So please understand that we might not be able to answer every single question immediately.

•	Over the course of the integration planning process, we will be communicating with all of our colleagues to provide updates on our progress.

•	With that, I want to thank you - both for your hard work and dedication that has gotten us to this point and for your support as we begin this exciting next chapter in our company’s history.

•	You have demonstrated leadership, ingenuity and care for our clients that any CEO would envy.

•	We have so much to be proud of already, and I fully believe in the enormous potential that we will realize with Independent Financial.

•	Before I close, I also want to thank each of you for your dedication and contributions that made 2019 a successful year.

•	May you have a wonderful holiday season and a happy new year - though I’m sure I’ll be in touch with all of you again before then!

•
Remember, for the next several months I am going to continue to be your CEO, and until this is completed, we need to drive the highest performance and greatest momentum yet in our history so that the sails are full of wind when the merger is completed in mid-2020. Thank you.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Independent Bank Group, Inc. (“IBTX”) and Texas Capital Bancshares, Inc. (“TCBI”). Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on IBTX’s and TCBI’s current expectations and assumptions regarding IBTX’s and TCBI’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect IBTX’s or TCBI’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of IBTX and TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding IBTX, TCBI and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission (“SEC”), and in TCBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, IBTX will file with the SEC a registration statement on Form S-4 to register the shares of IBTX’s capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY

OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.

Participants in the Solicitation

IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.